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SEC FILE NUMBER
8-68863

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

LUMA Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Fifth Avenue, Suite 900
(No. and Street)

New York	NY	10003-1008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck (561) 283-0772
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover LLC
(Name - if individual, state last, first, middle name)

100 Quentin Roosevelt Blvd, Suite 516	Garden City	New York	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

DD 11/29/13

DD 1/31/14

LUMA SECURITIES LLC

Financial Statements

September 30, 2013

LUMA Securities, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Rafael Beck, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to LUMA Securities LLC for the year ended September 30, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rafael Beck

Signature

Financial and Operations Principal

Title

Tina M. Bivona 11/20/2013

Notary Public

TINA M. BIVONA
MY COMMISSION # EE862501
EXPIRES: February 25, 2017

LUMA SECURITIES LLC

Table of Contents

JANOVER LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Member of LUMA Securities, LLC:

Report on the Financial Statements
We have audited the accompanying statement of financial condition of LUMA Securities, LLC (the "Company") as of September 30, 2013

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

LONG ISLAND 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530 • Tel: 516.542.6300 Fax: 516.542.9021
NEW YORK CITY 805 Third Avenue, 10th Floor, New York, New York 10022 • Tel: 212.792.6300 Fax: 212.792.6350
JANOVER LLC • A LIMITED LIABILITY COMPANY

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LUMA Securities, LLC as of September 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Janover LLC

Garden City, New York
November 22, 2013

LUMA SECURITIES LLC

Statement of Financial Condition

September 30, 2013

Assets		
Cash	$	1,144,768
Fees receivable		367,640
Prepaid expense		581
	$	1,512,989
Liabilities and Member's Equity		
Liabilities:		
Deferred income	$	159,375
Accrued expenses		3,725
		163,100
Member's equity		1,349,889
	$	1,512,989

The accompanying notes are an integral part of these financial statements.

1. Business Organization

LUMA Securities LLC (the "Company"), a wholly-owned subsidiary of LUMA Partners LLC (the "Parent"), is a limited liability company formed under the laws of the State of Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides unique strategic counseling and investment banking services to companies in the technology industry.

2. Summary of Significant Accounting Policies

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

Basis of preparation - The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue recognition - Advisory fees from investment banking, financial and advisory services include retainer fees and success fees. Retainer fees are recorded on a pro rata basis as the services related to the underlying transaction are earned under the terms of the engagement. Success fees and underwriting fees are recorded when the underlying transactions are consummated or when specified series have been rendered or milestones reached. Interest income is recorded as earned.

Income taxes - Since the Company is a single member limited liability company, it is disregarded for income tax purposes and, therefore, no federal, state or local income taxes are provided or considered for the purpose of the financial statements. The results of the Company are included in the tax return of its Parent.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

2. Summary of Significant Accounting Policies *(continued)*

Income taxes *(continued)* - The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's capital. This policy also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Based on its analysis, the Company has determined that the governing accounting standards do not have a material effect on the Company.

Fees receivable - Fees receivable represent amounts management expects to collect based on private placement advisory contracts or agreements and success fees on a deal that closed. On a periodic basis the Company evaluates its fees receivable and makes a determination for the need of establishing an allowance for doubtful accounts based on past history collections and current credit conditions. Accounts are written off as uncollectible once the Company has exhausted its collection means. As of September 30, 2013, there was no allowance for doubtful accounts.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Transactions with Related Parties

The Company maintains a services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administration, information technology, compliance services, office space, employee services and other services at a cost of $10,520 per month. Generally, the Company settles the amount owed to the Parent on a quarterly basis.

4. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2013, the Company had net capital of $1,006,668 which exceeded the required net capital by $906,668.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

5. Concentration of Risk

All cash deposits are held by one custodian bank and therefore are subject to the credit risk at that financial institution. The Company's bank accounts are insured by the FDIC up to $250,000. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

One customer accounted for approximately 76% of the fees receivable balance as of September 30, 2013.

6. Recent Regulatory Developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

6. Recent Regulatory Developments *(continued)*

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

7. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since September 30, 2013 and determined that there are no material events that would require disclosure in the Company's financial statements.